SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. _____)
-----------------------------------------------------------------
VOICE MOBILITY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

928622-10-9
(CUSIP Number)

Aliant Horizons Inc., 1505 Barrington Street, 11N, Halifax, NS
B3J 2W3, Attention Mr. Allister Kyle, (902) 487-3317
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15, 1999

(Date of Event Which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or
(4), check the following box [___].
(Continued on following page (s))
-----------------------------------------------------------------
CUSIP No. 928622-10-9                               Page 1 of 6

-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     Aliant Horizons Inc.
     IDENTIFICATION NO. OF ABOVE PERSON:
-----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (A) [ ]
    (B) [ ]
-----------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------
4.       SOURCE OF FUNDS:                  OO
-----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       [__]         PURSUANT TO ITEM 2 (d) or 2 (e):
-----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Province of
Nova Scotia, Canada
-----------------------------------------------------------------

               :    7. SOLE VOTING POWER
               :         1,428,571
               :-----------------------------
               :    8. SHARED VOTING POWER
               :         0
               :-----------------------------
               :    9. SOLE DISPOSITIVE POWER
               :         1,428,571
               :-----------------------------
               :    10. SHARED DISPOSITIVE POWER
               :         0
-----------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:   1,428,571
-----------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:         [__]
-----------------------------------------------------------------
13.       PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):
               5.6%
-----------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:
               CO
-----------------------------------------------------------------


CUSIP No. 928622-10-9                              Page 2 of 6

-----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

A)   Name and Address of Principal Executive Office of Issuer:
     Voice Mobility International, Inc., 180-13777 Commerce
     Parkway, Richmond, British Columbia V6V 2X3

B)   Title and Class of Equity Securities: common stock with par value of $0.01 per share (the "Common Stock")
-----------------------------------------------------------------
ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Aliant Horizons Inc.
-----------------------------------------------------------------
     (b)  1505 Barrington Street, 11N, Halifax, NS B3J 2W3
-----------------------------------------------------------------
     (c)  Aliant Horizons Inc. is an investment holding company.
-----------------------------------------------------------------
     (d) Aliant Horizons Inc. has not during the past five years been convicted in a criminal proceeding.
-----------------------------------------------------------------
     (e) Aliant Horizons Inc. has not during the last five years been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-----------------------------------------------------------------
     (f)
-----------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Voice Mobility International, Inc. was party to an agreement dated March 26, 1999 with Maritime Tel & Tel Limited ("MTT"), formalizing a Memorandum of Understanding dated June 5, 1998 pursuant to which MTT did product and market development work for Voice Mobility International, Inc., in which it was agreed that MTT would be paid by Voice Mobility International, Inc. in the amount of $500,000 (Cdn.), to be settled by MTT accepting 1,428,571 shares of the Common Stock of Voice Mobility International, Inc.

     Voice Mobility International, Inc. negotiated and settled a formal agreement with MTT dated effective September 15, 1999,

CUSIP NO. 928622-10-9                             Page 3 of 6

-----------------------------------------------------------------

with MTT agreeing to accept 1,428,571 shares of the Common Stock in full satisfaction of the indebtedness. On October 28, 1999, the 1,428,571 shares were ultimately issued and allotted to MTT's designated associated company nominee, Aliant Horizons Inc.
-----------------------------------------------------------------
ITEM 4.  PURPOSE OF TRANSACTION.
     Aliant Horizons Inc. acquired the 1,428,571 shares of the Common Stock of Voice Mobility International, Inc. to satisfy the indebtedness of Voice Mobility International, Inc. and has no present intent or proposals that relate to or would result in:
-----------------------------------------------------------------
     (a)  the acquisition by any person of additional securities of the Issuer;
-----------------------------------------------------------------
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
-----------------------------------------------------------------
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
-----------------------------------------------------------------
     (d) any change in the present Board of Directors management of the Issuer, including any plans or proposals to change the number or term of Directors to fill any vacancies on the Board;
-----------------------------------------------------------------
     (e) any material change in the present capitalization or dividend policy of the Issuer;
-----------------------------------------------------------------
     (f) any other material change in the Issuer's business or corporate structure;
-----------------------------------------------------------------
     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
-----------------------------------------------------------------
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
-----------------------------------------------------------------
     (i)  a class of equity securities of the Issuer becoming
          eligible.
-----------------------------------------------------------------
CUSIP No.  928622-10-9                            Page 4 of 6

-----------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of December 29, 2000, Aliant Horizons Inc. beneficially owns 1,428,571 shares of the Common Stock of Voice Mobility International, Inc. Aliant Horizons Inc. beneficially owns 5.6% of the Common Stock of Voice Mobility International, Inc., based on 25,464,476 shares outstanding as of December 31, 2000.
-----------------------------------------------------------------
     (b) As of October 28, 1999, Aliant Horizons Inc. has sole power to vote or direct the vote and dispose or direct the disposition of 1,428,571 shares.
-----------------------------------------------------------------
     (c) Aliant Horizons Inc. has not effected any transaction in the Common Stock within the past sixty days.
-----------------------------------------------------------------
     (d) No other person is known to have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.
-----------------------------------------------------------------
     (e)  Not applicable
-----------------------------------------------------------------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     Aliant Horizons Inc. does not have any contracts,
arrangements, understandings or relationships (legal or
otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint
ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or
withholding of proxies.
-----------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None
-----------------------------------------------------------------
CUSIP No.  928622-10-9                            Page 5 of 6

-----------------------------------------------------------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     April 10, 2001
--------------------------------
Date

     S/ Barrie Black
--------------------------------
Signature


Vice President, General Counsel
--------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.